SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Press Release

HOMEX AGREES ON RESTRUCTURING TERM SHEET THAT INVOLVES THE INVESTMENT OF COMMITTED NEW CAPITAL AND RELEASES A COMPREHENSIVE BUSINESS PLAN

Culiacán, Sinaloa, May 6, 2015 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) announced its agreement on a Restructuring Term Sheet with an informal committee composed of certain unaffiliated holders of the notes issued by the Company under certain indentures dated as of September 28, 2005, December 11, 2009 and February 7, 2012 (the “Ad Hoc Committee”) along with the release of the Company’s business plan. The Restructuring Term Sheet, among other things, provides for the preparation of a Reorganization Plan (Convenio Concursal), intended to be filed during the month of May, that involves (1) the conversion of unsecured claims (other than certain statutory claims) into the reorganized Company’s equity, (2) stock options to unsecured creditors that vest upon the achievement of certain valuation hurdles, (3) a committed Ps. 1.5 billion new capital investment, subject to certain conditions, in the form of a convertible loan, that would be made by certain members of the Ad Hoc Committee, Proyectos Adamantine, S.A. de C.V., SOFOM, E.N.R. (“Adamantine”), other creditors and certain members of the management team and (4) a management incentive plan, based principally on agreed-upon operating performance metrics, to align the objectives of the Homex management team and the new equity holders. The proposed Ps. 1.5 billion new capital investment, together with the revolving credit facilities of Ps. 1.85 billion to be provided by Adamantine and its affiliates, will provide the necessary capital for the Company to reactivate its operations, fund long-term capital improvements and provide a sufficient liquidity cushion for the Company to execute its comprehensive business plan. The preliminary transactions described in the Restructuring Term Sheet shall be documented and implemented through a Reorganization Plan (Convenio Concursal), which shall be consistent with the terms of the Restructuring Term Sheet, to be filed by the Company and the Conciliador, signed by the required majority of creditors and approved under the Concursos Law. Further details of the Restructuring Term Sheet, and the Company’s business plan and other related information can be found on the Company’s Investor Relations website http://www.homex.com.mx/ri/index.php

The Restructuring Term Sheet and the Company’s business plan lay the framework for the Company’s implementation of a Reorganization Plan (Convenio Concursal) and exit from the Concurso Mercantil process, and the reactivation of the Company’s business operations. In the upcoming weeks, the Company intends to solicit the necessary signatures and approvals needed to execute and file its Reorganization Plan with the Concurso Mercantil court. The Company also expects to restart certain homebuilding projects based on the disbursement of loans by financing parties even prior to its emergence from Concurso Mercantil. As previously announced on April 29, 2015, the Company has received initial disbursements from four previously approved credit facilities from Banco Santander (Grupo Financiero Santander México, S.A.B. de C.V.) and one previously approved credit facility from Lagatus, S.A. de C.V. (“Lagatus”), an affiliate of Adamantine. Homex will reactivate a housing portfolio composed of four housing projects in the cities of Morelia, Puebla, La Paz and León, to be financed by Banco Santander, and up to nineteen housing projects across the country to be financed by Lagatus1.

Gerardo de Nicolás, Chief Executive Officer of Homex, commented, “The Restructuring Term Sheet and the disbursements from Banco Santander and Lagatus are tremendous milestones for the Company. Both of these accomplishments set the stage for the successful emergence of the Company from Concurso Mercantil, through the execution and filing of the Reorganization Plan (Convenio Concursal) by the required majority of the creditors under the Concursos law, and position the Company to deliver on its business plan. We appreciate the support of all of the stakeholders of the Company, including the Company’s customers, employees, regulators and creditors, during this process and we look forward to focusing on the Company’s core competency, the building and delivery of affordable entry-level and middle-income housing to satisfy the increasing demand in the Mexican housing market.”

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

1 Lagatus is an affiliate of Adamantine. Separately, Adamantine will also provide Homex with a Ps. 500 million revolving credit facility (announced December 12, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 6, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer